As filed with the Securities and Exchange Commission on December 17, 2007

Registration No. 333-146254

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Post-Effective Amendment No. 1
To

FORM S-1

ON
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEADE INSTRUMENTS CORP.

(Exact name of registrant as specified in its charter)

Delaware	3827	95-2988062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6001 Oak Canyon, Irvine, CA 92618
(949) 451-1450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul E. Ross
Senior Vice President – Finance and Chief Financial Officer
6001 Oak Canyon, Irvine, CA 92618
(949) 451-1450
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John D. Hudson, Esq.
Hewitt & O’Neil LLP
19900 MacArthur Boulevard, Suite 1050
Irvine, CA 92612

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form S-3 constitutes a post-effective amendment to our registration statement on Form S-1 (No. 333-146254) into a registration statement on Form S-3.  The Form S-1 was declared effective by the Securities and Exchange Commission on December 10, 2007.  We are filing this post-effective amendment on Form S-3 for the purpose of converting the Registration Statement on Form S-1 into a Registration Statement on Form S-3 because we are again eligible to use Form S-3.  All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the Form S-1.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 17, 2007

MEADE INSTRUMENTS CORP.

PROSPECTUS
3,157,895 Shares
Common Stock
par value $0.01 per share

This prospectus relates solely to the resale or other disposition of up to an aggregate of 3,157,895 shares of common stock of Meade Instruments Corp. (“Meade” or the “Company”) by the selling stockholders identified in this prospectus or their transferees.  The shares covered by this prospectus were issued in a private placement on August 24, 2007.  We are registering the shares to satisfy registration rights we have granted.  As described in the section entitled “Plan of Distribution” beginning on page 11, the selling stockholders identified in this prospectus (which term as used herein includes its pledgees, donees, transferees or other successors-in-interest) may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or negotiated prices.  We will not receive any of the proceeds from the sale or other disposition of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the ticker symbol “MEAD.”  The last reported sale price of our common stock on December 12, 2007 was $1.42 per share.

Investing in our common stock involves significant risks.  See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

This Prospectus is dated December 17, 2007

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus or incorporated by reference herein.  Investors should also carefully consider the information set forth under “Risk Factors” beginning on page 3.  As used in this prospectus, “Company,” “Meade,” “we,” “us” and “our” refer to Meade Instruments Corp.

The Company

Meade Instruments Corp. is a multinational consumer optics company that designs, manufactures, imports and distributes telescopes, telescope accessories, binoculars, riflescopes, spotting scopes, microscopes, and other consumer optical products.  We are dedicated to bringing innovative, cutting-edge, consumer-friendly products to the consumer optics marketplace.  Our brands, which include Meade®, Bresser®, Simmons®, Weaver®, Redfield®, and Coronado®, are recognized throughout the world and are associated with innovation in the amateur astronomy, consumer optical and sporting goods markets.  Products such as the recently announced mySKY™, an easy to-use multi-media night sky exploration guide, the RCX400™ high-end telescopes featuring an Advanced Ritchey-Chrétien (“ARC”) optical design, the LX200®R series of telescopes that combine the state-of-the-art LX200 with the precision of the ARC optics, the LX90GPS™ that brings GPS capabilities to a moderately priced Schmidt-Cassegrain telescope, the Deep Sky Imager™ series of high-performance charge-coupled device cameras that have advanced astro-imaging to near point-and-shoot simplicity, and NightView™, a compact night vision monocular built on an innovative and proprietary digital imaging technology, help sustain our brand as a brand known for innovation in amateur astronomy and other consumer optical products.

In 1999, Meade acquired Bresser Optik GmbH & Co. KG and Bresser Optik Geschaftsfuhrung und Verwaltungs GmbH (collectively “Bresser”).  The Bresser brand, active in the European market for nearly 30 years, is known for its wide range of modestly-priced products including binoculars and smaller-aperture telescopes.  In addition, Bresser has provided us greater foreign distribution opportunities for our products.  Moreover, Bresser’s significant presence in the binocular and low-priced telescope market in Europe has strengthened our penetration into these markets.  In October 2002, we acquired Simmons Outdoor Corp. (“Simmons Outdoor”) to expand our brand name offerings and extend our reach into the worldwide sporting goods marketplace.  With the purchase of Simmons Outdoor, we acquired the Simmons, Weaver and Redfield brand names.  The Simmons, Weaver and Redfield brand names have long histories in the sporting goods channel (the Redfield brand name will be 100 years old in 2008).  In December 2004, in our continuing efforts to expand our product offerings, we purchased substantially all of the assets and assumed substantially all of the liabilities of Coronado Technology Group, LLC, a supplier of high-end hydrogen-alpha and other solar filters and high-end dedicated solar telescopes, as well as various related accessories and more modestly priced dedicated solar observation equipment.

Meade offers numerous different telescope, riflescope and binocular models as well as hundreds of accessory products for amateur astronomy and sporting goods consumers.  Our telescopes range in aperture from under 2 inches to 20 inches and in retail price from less than $50 to almost $50,000.  Meade offers several families of binoculars and riflescopes under our various brand names at retail price points from about $10 to approximately $500.  Whether a consumer is a serious amateur astronomer, an avid naturalist, a hunter or someone just looking for a good binocular, Meade offers a complete range of quality products to satisfy the consumer optics buyer.

Founded in 1972, Meade has a reputation for providing the amateur astronomer with technically sophisticated products at competitive prices.  Combining our manufacturing expertise with our dedication to innovation, quality and value, we have developed and produced some of the industry’s most technologically advanced consumer telescopes at affordable prices.  Capitalizing on our brand name recognition among serious amateur astronomers and our ability to bring advanced technology to lower price points, we have marketed our less-expensive telescopes to beginning and intermediate amateur astronomers.  We are a supplier of consumer optics to such retailers as Lidl (in Europe), Wal-Mart, Costco, Dick’s Sporting Goods, Sam’s Club and Cabela’s Inc.

During our fiscal year ended February 28, 2007, we began a restructuring of our operations.  We replaced a significant number of our executives, including our chief executive officer, senior officer over operations and our chief financial officer, and we embarked on a number of initiatives to resolve supply chain constraints, to reduce our cost structure, to reduce the number of SKUs and required level of inventory, and to increase investment for new product innovations and introductions.  Our financial performance in our fiscal years ended February 28, 2007 and the six months ended August 31, 2007 was negatively impacted as a result of the restructuring.  While we believe that we have made significant progress in restructuring the Company, we also believe that the restructuring is not complete and that the turnaround of the Company will be a continuing effort.  This may result in additional costs associated with the turnaround, which may require additional investments in working capital.  There can be no assurance that additional sources of capital will be available on reasonable terms, if at all, or that if necessary, such additional sources of capital will be non-dilutive to stockholders.

In October 2007, we announced that the Board of Directors has formed a special committee and engaged an investment bank to assist the Company in exploring strategic alternatives.  Such alternatives may involve a financial restructuring of the Company’s capital structure or potentially the sale of all or a portion of the Company.  At this time there can be no assurance that the Company will be able to execute on any strategic alternatives.

We have consistently emphasized a business plan that is concentrated on new product development and effective targeted marketing.  As an indication of our commitment to product development, we spent $1.8 million, $1.5 million and $2.0 million on research and development during fiscal 2007, 2006 and 2005, respectively, and have, over the last five fiscal years, expended $10.8 million in the aggregate on research and development. We also spent $1.0 million and $706,000 on research and development in the six months ended August 31, 2007, and 2006, respectively. These research and development expenditures were centered on the development of technologically advanced telescopes and other astronomy related products, breakthrough riflescopes for the shooting and hunting markets and other new products for the general consumer and sports optics markets as well as product improvement and industrial applications of our existing technologies.

Meade manufactures a complete line of advanced astronomical telescopes.  Parts and components for the advanced telescopes are manufactured and assembled in various plants located in the United States, Mexico, Korea, Taiwan, Japan, the Philippines and China.  The advanced optical systems are manufactured in our plant in Irvine, California.  Our binoculars and riflescopes and many of our less-expensive telescopes, as well as certain component parts for our telescopes, are manufactured under proprietary designs by manufacturers located in Asia, including Mainland China, Taiwan and Japan.  We also assemble many of our products and accessories into finished products in our Mexican assembly plant.

Meade complements its efforts in new product development with an aggressive marketing plan.  Our marketing plan includes a state-of-the-art web site, print advertising in astronomy, outdoor and hunting related magazines and, at times, in general consumer magazines, as well as jointly developed advertising campaigns with many of our key retail partners, and point-of-sale marketing displays.  In addition, Meade publishes comprehensive, full-color, high-quality product catalogs that provide significant product exposure for a broad range of consumers including the serious amateur astronomer, the avid birder, the weekend sports enthusiast or the hunter.

In the United States and Canada, we distribute our products through a network of more than 400 specialty retailers, distributors and mass merchandisers, which offer our products in more than 12,000 retail store locations.  We also sell certain of our products to selected national mail order dealers.  In addition to products sold through Meade Europe (formerly Bresser) channels, we sell our products internationally through a network of over 40 foreign distributors, many of which service dealer locations in their respective countries.  Revenues from customers outside North America were $44.8 million, $45.3 million and $32.1 million for the years ended February 28, 2007, 2006 and 2005, representing approximately 44.1%, 37.8% and 28.7% of our net revenues, respectively, and $13.0 million and $13.3 million for the six months ended August 31, 2007 and 2006, representing approximately 39% and 36% of the Company’s net revenues, respectively. We intend to continue to pursue an integrated strategy of product line expansion, aggressive marketing, and expansion of our domestic and international distribution networks.

Our principal business and executive offices are located at 6001 Oak Canyon, Irvine, California 92618.  Our main telephone number is (949) 451-1450.  Our website is located at www.meade.com.  We do not consider information contained in our web site to be part of this prospectus.

The Offering

Common stock outstanding(1)	23,284,730
Common stock covered by this prospectus	3,157,895
Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares covered by this prospectus.
Nasdaq Global Market symbol	“MEAD”.
Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

(1)                 The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of August 31, 2007.  This number does not include, as of August 31, 2007:

3,476,924 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $3.42 per share; and

1,268,012 shares of our common stock reserved for issuance under our 1997 Stock Incentive Plan.

RISK FACTORS

The shares of our common stock being offered involve a high degree of risk.  You should carefully consider the following discussion of risks as well as all other information in this prospectus before purchasing any of the shares offered pursuant to this prospectus.

Our failure to comply with any of the financial covenants in our credit facilities or other debt agreements could have a material adverse impact on our business.

We depend on operating cash flow and availability under our bank lines of credit, both in the United States and Europe, to provide short-term liquidity.  For the years ended February 28, 2007, 2006 and 2005 and the six months ended August 31, 2007, we incurred significant operating and net losses which diminished the availability under our U.S. credit agreement and consumed a significant portion of our net assets.  Continued operating losses could adversely affect our ability to maintain required financial covenants under our various debt agreements.  Due to operating losses over the past three years, we have, several times, renegotiated the financial covenants contained in our U.S. credit agreement. In addition, during the quarter ended August 31, 2007, the Company was in default with respect to a financial covenant in the U.S. credit agreement.  The Company subsequently negotiated an amendment to the credit agreement related to financial covenants, and such default was waived by the lender.

If financial covenants are not maintained, the creditors will have the option to require immediate repayment of all outstanding debt under the related debt agreements.  In such an event, we may again be required to renegotiate certain terms of these agreements, obtain waivers from the creditors, look for additional sources of liquidity such as equity financings or obtain new debt agreements with other creditors, which may contain less favorable terms.  We can not assure that such additional sources of capital will be available on reasonable terms, if at all.  If we are unable to renegotiate acceptable terms, obtain necessary waivers or secure new debt or equity financing, this could have a material adverse effect on our business, results of operations and financial condition.

We rely on independent contract manufacturers and, as a result, we are exposed to potential disruptions in product supply.

All of our consumer optics products with retail prices under $500 are currently manufactured by independent contract manufacturers, principally located in China.  We do not have long-term contracts with our Asian manufacturers, and we compete with other consumer optics companies for production facilities.  We have experienced, and continue to experience, difficulties with these manufacturers, including reductions in the availability of production capacity, failure to meet our quality control standards, failure to meet production deadlines and increased manufacturing costs.  Some manufacturers in China are facing labor shortages as migrant workers seek better wages and working conditions.  If this trend continues, our current manufacturers’ operations could be adversely affected.

If our current manufacturers cease doing business with us, we could experience an interruption in the manufacture of our products.  Although we believe that we could find alternative manufacturers, we may be unable to establish relationships with alternative manufacturers that will be as favorable as the relationships we have now.  For example, new manufacturers may have higher prices, less favorable payment terms, lower manufacturing capacity, lower quality standards or higher lead times for delivery.  If we are unable to provide products to our customers that are consistent with our standards or the manufacture of our products is delayed or becomes more expensive, this could result in our customers canceling orders, refusing to accept deliveries or demanding reductions in purchase prices, any of which could have a material adverse effect on our business and results of operations.

We may be unable to successfully execute our growth and profitability strategies.

Our net sales and operating results have fluctuated significantly over the past five fiscal years and we may experience similar fluctuations in the future.  Our ability to grow in the future depends upon, among other things, our ability to return to profitability, the maintenance and enhancement of our brand image and expansion of our product offerings and distribution channels.  Furthermore, if our business becomes larger, we may not be able to effectively manage our growth.  We anticipate that as the business grows, we will have to improve and enhance our overall financial and managerial controls, reporting systems and procedures.  We may be unable to successfully implement our current growth and profitability strategies or other growth strategies or effectively manage our growth, any of which would negatively impact our business, results of operations and financial condition.

Our business may be negatively impacted as a result of changes in the economy.

Our business depends on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, our primary direct customers.  Purchases of consumer optics tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines.  During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, maintain or increase our international operations on a profitable basis, or maintain or improve our earnings from operations as a percentage of net sales.  As a result, our operating results may be materially adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general.

The disruption, expense and potential liability associated with existing and unanticipated future litigation against us could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to various legal proceedings and threatened legal proceedings from time to time.  Any unanticipated litigation in the future, regardless of its merits, could significantly divert management’s attention from our operations and result in substantial legal fees being borne by us.  Further, there can be no assurance that any actions that have been or will be brought against us will be resolved in our favor or, if significant monetary judgments are rendered against us, that we will have the ability to pay such judgments.  Such disruptions, legal fees and any losses resulting from these claims could have a material adverse effect on our business, results of operations financial condition and cash flows.

Our future success depends upon our ability to respond to changing consumer demands and successfully market new products.

The consumer optics industry is subject to changing consumer demands and technology trends.  Accordingly, we must identify those trends and respond in a timely manner.  Demand for and market acceptance of new products are uncertain and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures.  If we do not continue to meet changing consumer demands and develop successful products in the future, our growth and profitability will be negatively impacted.  We frequently make decisions about product designs and marketing expenditures several months to years in advance of the time when consumer acceptance can be determined.  If we fail to anticipate, identify or react appropriately to changes in trends or are not successful in marketing new products, we could experience excess inventories, higher than normal markdowns or an inability to profitably sell our products.  Because of these risks, the consumer optics industry has experienced periods of growth in revenues and earnings and thereafter periods of declining sales and losses.  Similarly, these risks could have a material adverse effect on our results of operations, financial condition or cash flows.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

Our principal brands include Meade®, Bresser®, Simmons®, Weaver®, Redfield® and Coronado®.  If we are unable to timely and appropriately respond to changing consumer demand, our brand names and brand images may be impaired.  Even if we react appropriately to changes in consumer preferences, consumers may consider these brands to be outdated or undesirable.  If we fail to maintain and develop our principal brands, our sales and profitability will be adversely affected.

Our business could be harmed if we fail to maintain appropriate inventory levels.

We place orders with suppliers for many of our products prior to the time we receive all of our customers’ orders.  We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery.  We, at times, also maintain an inventory of certain products that we anticipate will be in greater demand.  However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory.  Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition.  Conversely, if we underestimate consumer demand for our products or if our suppliers fail to supply the products that we require with the quality and at the time we need them, we may experience inventory shortages.  Inventory shortages might delay shipments to our customers, negatively impact our retailer and distributor relationships, and diminish brand loyalty.

We face intense competition, including competition from companies with significantly greater resources, and, if we are unable to compete effectively with these competitors, our market share may decline and our business could be harmed.

We face intense competition from other established companies.  A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do.  Their greater capabilities in these areas may enable them to better withstand periodic downturns in the consumer optics market, compete more effectively on the basis of price and production and more quickly develop new products.  In addition, new companies may enter the markets in which we compete, further increasing competition in the consumer optics industry.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control.  We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

We depend upon a relatively small group of customers for a large portion of our sales.

During fiscal 2007, 2006 and 2005 and the six months ended August 31, 2007 and 2006, net sales to our ten largest customers accounted for approximately 49%, 30%, 35%, 34% and 30%, of total net sales, respectively.  During the fiscal year 2007, 2006 and 2005 and the six months ended August 31, 2007 and 2006 our top two customers accounted for approximately 30%, 23%, 16%, 11% and 10%, respectively.  Although we have long-term relationships with many of our customers, those customers do not have contractual obligations to purchase our products and we cannot be certain that we will be able to retain our existing major customers.  Furthermore, the retail industry regularly experiences consolidation, contractions and closings which may result in a loss of customers or the loss of our ability to collect accounts receivable from major customers in excess of amounts that we have insured.  If we lose a major customer, experience a significant decrease in sales to a major customer or are unable to collect the accounts receivable of a major customer in excess of amounts insured, our business could be harmed.

Our international sales and third-party manufacturing operations are subject to the risks of doing business abroad, particularly in China, which could affect our ability to sell or manufacture our products in international markets, obtain products from foreign suppliers or control product costs.

A significant portion of our net sales continue to be derived from sales of products manufactured in foreign countries, with most manufactured in China.  We also sell our products in several foreign countries and plan to increase our international sales efforts as part of our growth strategy.  Foreign manufacturing and sales are subject to a number of risks, including the following: political and social unrest, including that related to the U.S. military presence in Iraq; changing economic conditions; currency exchange rate fluctuations; international political tension and terrorism; labor shortages and work stoppages; electrical shortages; transportation delays; loss or damage to products in transit; expropriation; nationalization; the imposition of domestic and international tariffs and trade duties, import and export controls and other non-tariff barriers, exposure to different legal standards (particularly with respect to intellectual property), compliance with foreign laws, and changes in domestic and foreign governmental policies.  We have not, to date, been materially affected by any such risks, but we cannot predict the likelihood of such developments occurring or the resulting long-term adverse impact on our business, results of operations or financial condition.

In particular, because most of our products are manufactured in China, adverse changes in trade or political relations with China, political instability in China, the occurrence of a natural disaster such as an earthquake or hurricane in China or the outbreak of a pandemic disease such as Severe Acute Respiratory Syndrome (SARS) or the Avian Flu in China would severely interfere with the manufacture of our products and would have a material adverse effect on our operations.  In addition, electrical shortages, labor shortages or work stoppages may extend the production time necessary to produce our orders, and there may be circumstances in the future where we may have to incur premium freight charges to expedite the delivery of product to our customers.  If we incur a significant amount of premium charges to airfreight product for our customers, gross profit will be negatively affected if we are unable to pass those charges on to our customers.

Also, the manufacturers of our products that are located in China may be subject to the effects of exchange rate fluctuations should the Chinese currency not remain stable with the U.S. dollar.  The value of the Chinese currency depends to a large extent on the Chinese government’s policies and China’s domestic and international economic and political developments.  The valuation of the yuan may increase incrementally over time should the Chinese central bank allow it to do so, which could significantly increase labor and other costs incurred in the production of our products in China.

Our business could be harmed if our contract manufacturers or suppliers violate labor, trade or other laws.

We require our independent contract manufacturers to operate in compliance with applicable United States and foreign laws and regulations.  Manufacturers may not use convicted, forced or indentured labor (as defined under United States law) nor child labor (as defined by the manufacturer’s country) in the production process.  Compensation must be paid in accordance with local law and factories must be in compliance with local safety regulations.  Although we promote ethical business practices and send sourcing personnel periodically to visit and monitor the operations of our independent contract manufacturers, we do not control them or their labor practices.  If one of our independent contract manufacturers violates labor or other laws or diverges from those labor practices generally accepted as ethical in the United States, it could result in the loss of certain of our major customers, adverse publicity for us, damage our reputation in the United States or render our conduct of business in a particular foreign country undesirable or impractical, any of which could harm our business.

In addition, if we, or our foreign manufacturers, violate United States or foreign trade laws or regulations, we may be subject to extra duties, significant monetary penalties, the seizure and the forfeiture of the products we are attempting to import or the loss of our import privileges.  Possible violations of United States or foreign laws or regulations could include inadequate record keeping of imported products, misstatements or errors as to the origin, quota category, classification, marketing or valuation of our imported products, fraudulent visas or labor violations.  The effects of these factors could render our conduct of business in a particular country undesirable or impractical and have a negative impact on our operating results.

Our quarterly revenues and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in the demand for consumer optics, delivery date delays and potential fluctuations in our annualized tax rate, which may result in volatility of our stock price.

Our quarterly revenues and net operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control.  Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty.  As a result, we may not be able to accurately predict our quarterly sales or net operating results.  In addition, sales of consumer optics have historically been seasonal in nature and tied to the winter holiday shopping season, with the strongest sales generally occurring in our third fiscal quarter.  Holiday shopping sales typically begin to ship in August, and delays in the timing, cancellation, or rescheduling of the related orders by our wholesale customers could negatively impact our net sales and results of operations.  More specifically, the timing of when products are shipped is determined by the delivery schedules set by our wholesale customers, which could cause sales to shift between our second, third and fourth quarters.  Because our expense levels are partially based on our expectations of future net sales, expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shifts or shortfalls, which could have a material adverse effect on our net operating results.  Also, our annualized tax rate is based upon projections of our domestic and international operating results for the year, which are reviewed and revised by management as necessary at the end of each quarter, and it is highly sensitive to fluctuations in the projected mix of international and domestic earnings.  Any quarterly fluctuations in our annualized tax rate that may occur could have a material impact on our quarterly net operating results.  As a result of these specific and other general factors, our net operating results vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year which may lead to volatility in our stock price.

Changes in currency exchange rates could affect our revenues and operating results.

A significant portion of our production is accomplished offshore, principally in China, and a significant portion of our net sales, were denominated in foreign currencies and are subject to exchange rate fluctuation risk.  Although we engage in some hedging activities to reduce foreign exchange transaction risk, changes in the exchange rates between the U.S. dollar and the currencies of Europe and Asia could make our products less competitive in foreign markets, and could reduce the sales and operating results represented by foreign currencies.  Additionally, such fluctuation could result in an increase in cost of products sold in foreign markets reducing margins and earnings.

We may not be able to raise additional funds when needed for our business or to exploit opportunities.

Our future liquidity and capital requirements will depend on numerous factors, including our success in recognizing and exploiting opportunities for expansion through potential future acquisitions.  We may need to raise additional funds to support expansion, develop new technologies, respond to competitive pressures, or take advantage of unanticipated opportunities.  If required, we may raise additional funds through public or private debt or equity financing, strategic relationships or other arrangements.  There can be no assurance that such financing will be available on acceptable terms, if at all, and such financing, if obtained, would be dilutive to our stockholders.

Our trademarks, design patents, utility patents and other intellectual property rights may not be adequately protected outside the United States.

We believe that our trademarks, design patents, utility patents and other proprietary rights are important to our business and our competitive position.  We devote substantial resources to the establishment and protection of our trademarks, design patents and utility patents on a worldwide basis.  Nevertheless, we cannot assure that the actions we have taken to establish and protect our trademarks and other proprietary rights outside the United States will be adequate to prevent infringement of our technologies or trade names by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others.  Also, we cannot assure that others will not assert rights in, or ownership of, our trademarks, patents, designs and other proprietary rights or that we will be able to successfully resolve these types of conflicts to our satisfaction.  In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.  We may face significant expenses and liability in connection with the protection of our intellectual property rights outside the United States, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.

We use trademarks on virtually all of our products and believe that having distinctive marks that are readily identifiable is an important factor in creating a market for our products, in identifying the Company and in distinguishing our goods from the goods of others.  We consider our Meade®, Bresser®, Simmons®, Weaver®, Redfield® and Coronado® trademarks and brand names to be among our most valuable assets and we have registered these trademarks in many countries.  In addition, we own many other trademarks and trade names, which we utilize in marketing our products.  We continue to vigorously protect our trademarks against infringement.  We also have a number of utility patents and design patents covering components and features used in many of our telescope, riflescope, binocular and other products.  We believe our success depends more upon skills in design, research and development, production and marketing rather than upon our patent position.  However, we have followed a policy of filing applications for United States and foreign patents on designs and technologies that we deem valuable as critical contributors to our business.

We are exposed to potential risks from recent legislation requiring public companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002.  We, like all other public companies, are incurring expenses and diverting management’s time in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).  We are a non-accelerated filer and we are in the early stages of process documentation and evaluation of our systems of internal control.  We are required to assess our compliance with Section 404 for the year ending February 29, 2008.  We expect to devote the necessary resources, including additional internal and supplemental external resources, to support our assessment.  If, in the future, we identify one or more material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

Our charter and bylaws, as well as applicable corporate laws, could limit the ability of others to take over management control of the Company.  We will have the ability to issue preferred stock, which could adversely affect the rights of holders of our common stock.

Our Certificate of Incorporation and Bylaws provide for:

•                                          advance notice requirements for stockholder proposals and director nominations,

•                                          a prohibition on stockholder action by written consent, and

•                                          limitations on calling stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  These provisions could have the effect of discouraging certain attempts to acquire the Company, which could deprive our stockholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.  In addition, our Board of Directors has authority to issue up to 1,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.  The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.  The issuance of preferred stock could affect adversely the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.  Additionally, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for our common stock at a premium over the market price of the common stock and may affect adversely the market price of and the voting and other rights of the holders of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management.  The use of words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions, indicates a forward-looking statement. Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Future results may differ materially from those expressed in the forward-looking statements.  Many of the factors that will determine these results are beyond an ability to control or predict.  Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made.  For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 3.  In addition, the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contains various “forward looking statements” concerning the future and are subject to risks and uncertainties that could cause the Company’s actual operating results and financial position to differ materially, including the following: the Company being able to see continued progress in its restructuring efforts, the timing of such restructuring efforts, and the expectation that the restructuring efforts will result in positive financial results in the future; the Company’s expectation that it will solve its riflescope supply chain difficulties, which will result in the Company being fully stocked in riflescope inventory for the upcoming season; the Company’s expectation that it will be able to build inventory of other necessary products in preparation for the holiday season; the Company’s expectation that it will continue to experience fluctuations in its sales, gross margins and profitability from quarter to quarter consistent with prior periods; the Company’s expectation that contingent liabilities will not have a material effect on the Company’s financial position or results of operations; the Company’s expectation that operating cash flow and bank borrowing capacity in connection with the Company’s business should provide sufficient liquidity for the Company’s obligations for at least the next twelve months.

The identification in this prospectus of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock covered by this prospectus.  The selling stockholders will pay any commissions and expenses incurred by the selling stockholders for brokerage, accounting or tax services or any other expenses incurred by the stockholders in disposing of the shares of common stock, except as described below.  We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including without limitation, all registration and filing fees, fees and expenses of one counsel for the selling stockholders (up to $5,000), the reasonable expenses of the selling stockholders incurred in connection with the registration of the shares covered by this prospectus, and the fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The selling stockholders may from time to time sell or otherwise dispose of any or all of the shares of our Common Stock set forth below pursuant to this prospectus.  When we refer to “selling stockholders” in this prospectus, we mean the entities listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our Common Stock other than through a public sale.  The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares, and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus.  The Common Stock covered by this prospectus was acquired from us in a private placement that was completed on August 24, 2007.  The shares of common stock were issued pursuant to exemptions from the registration requirements of the Securities Act.  Except as noted below, the selling stockholders have not, or within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholders are not or were not affiliated with registered broker-dealers.  Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, and assuming that the selling stockholders sell all of the shares of our Common Stock registered hereby and do not acquire any additional shares, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Beneficially Owned After the Offering.”  We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of Common Stock.  In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock covered hereby in transactions exempt from the registration requirements of the Securities Act after December 10, 2007, the date on which it provided the information set forth on the table below:

	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering	Percentage of Shares Outstanding After Offering

Special Situations Fund III QP, L.P.(1)	2,662,398	2,105,263	557,135	2.39%
Millennium Partners, L.P.(2)	1,446,530	526,316	920,214	3.95%
Hummingbird Concentrated Fund, L.P.(3)	1,586,436	263,158	1,323,278	5.68%
Hummingbird Microcap Value Fund, L.P.(3)	1,019,915	131,579	888,336	3.82%
Hummingbird Value Fund, L.P.(3)	973,301	131,579	841,722	3.61%

(1)                                  MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. (“SSF”).  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment advisor to SSF.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the securities of SSF.

(2)                                  Includes 920,214 shares held by Millenco LLC, an affiliate.  Millennium Management LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P.  Israel A. Englander is the managing member of Millennium Management LLC.  As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management LLC.  The foregoing should not be construed in and of itself as an admission by either of Millennium Management LLC or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.  The listed selling stockholder is an affiliate of the following registered broker-dealers:  Millenco LLC, MLP Trading Co., LLC and Millennium Funding Associates LLC.

(3)                                  Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company (“Hummingbird”), has sole voting power as to 3,579,652 of such shares, sole dispositive power as to 3,579,652 of such shares, shared voting power as to none of such shares and shared dispositive power as to none of such shares.  Hummingbird, as investment manager, and Hummingbird Capital LLC, as general partner, may be deemed to have sole voting and investment authority over 973,301 shares of Common Stock owned by The Hummingbird Value Fund, L.P., 1,019,915 shares of Common Stock owned by The Hummingbird Microcap Value Fund, L.P., and 1,586,436 shares of Common Stock owned by The Hummingbird Concentrated Fund, L.P. Paul D. Sonkin, managing member and control person of Hummingbird (“Sonkin”), has sole voting and dispositive power as to an additional 40,666 shares of Common Stock and shared dispositive power as to an additional 43,100 shares which if included with the 3,579,652 shares listed above would result in a total of 3,663,418 shares prior to the offering, 3,137,102 shares after the offering and 13.47% of the total outstanding common stock after the offering.

Except as set forth above, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•                                          a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for the Company by Hewitt & O’Neil LLP.

EXPERTS

Our consolidated financial statements as of February 28, 2007 and 2006 and for the fiscal years ended February 28, 2007 and 2006 incorporated by reference in this prospectus have been audited by Moss Adams LLP, independent registered public accounting firm, as stated in their report incorporated by reference in this prospectus, and are so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements for the year ended February 28, 2005 incorporated in this prospectus by reference to the Annual Report on the Form 10-K for the year ended February 28, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file reports, proxy or information statements and other information with the Securities and Exchange Commission.  Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates.  The phone number is 1-800-732-0330.  In addition, the Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  The address of the Securities and Exchange Commission’s website is http://www.sec.gov.  We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock being offered hereby.  As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto.  For further information with respect to us and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules.  A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facility maintained by the Securities and Exchange Commission.  In addition, the registration statement may be accessed at the Securities and Exchange Commission’s website.  Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Meade’s website is located at http://www.meade.com.  The Company makes available free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission.  The information contained on the Company’s website is not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” the information that we file with it.  This means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information.

(1)           Our annual report on Form 10-K for our fiscal year ended February 28, 2007, as filed with the SEC on June 1, 2007;

(2)           Our annual report on Form 10-K/A as filed with the SEC on August 9, 2007;

(3)           Our annual report on Form 10-K/A as filed with the SEC on August 29, 2007;

(4)           Our quarterly reports on Form 10-Q for our fiscal quarters ended May 31, 2007 and August 31, 2007;

(5)           Our current reports on Form 8-K as filed with the SEC on March 6, 2007, March 23, 2007, May 24, 2007, June 6, 2007, July 10, 2007, July 17, 2007, July 19, 2007, August 29, 2007, September 18, 2007, October 11, 2007, November 8, 2007, November 13, 2007 and November 21, 2007;

(6)           Our current report on Form 8-K/A as filed with the SEC on November 13, 2007;

(7)           Our Definitive Proxy Statement as filed with the SEC on June 15, 2007; and

(8)           The description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on February 27, 1997.

All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of the initial registration statement for this prospectus but before the effective date of the registration statement shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. In addition, all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to in “Incorporation of Certain Documents by Reference” which have been or may be incorporated in this prospectus by reference. Requests for such copies should be directed to our Secretary at Meade Instruments Corp., 6001 Oak Canyon, Irvine, California 92618, telephone number (949) 451-1450.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to.  We have not authorized anyone else to provide you with different information.

You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.  However, you should realize that the affairs of the Company may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized, if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

3,157,895

Shares of

Common Stock

PROSPECTUS

The date of this prospectus is December 17, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by the registrant in connection with the registration of its Common Stock:

Securities and Exchange Commission registration fee	$189
Printing and engraving costs	$5,000	*
Legal fees and expenses	$110,000	*
Accounting fees and expenses	$35,000	*
Miscellaneous expenses	$5,000	*
Total	$125,189	*

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the Delaware General Corporation Law (i.e., liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit).

While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of such director’s duty of care.

The Certificate of Incorporation provides that each person (and the heirs, executors, or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by the Company to the fullest extent permitted by the Delaware General Corporation Law.  The Certificate of Incorporation further provides that the right to indemnification includes the right to be paid by the Company for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the Delaware General Corporation Law, and that the right to indemnification conferred thereunder is deemed a contract right.

The Certificate of Incorporation further provides that the Company may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Company and such other persons serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the Delaware General Corporation Law and the Board of Directors.

The Company has entered into indemnification agreements with certain of its directors and officers that require the Company to indemnify such directors and officers to the fullest extent permitted by applicable provisions of law, provided that any settlement of a third party action against a director or officer is approved by the Company, and subject to limitations for actions initiated by the director or officer, penalties paid by insurance and violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, and similar laws.

ITEM 16.  EXHIBITS

See Exhibit Index

ITEM 17.               UNDERTAKINGS

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20-percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in the form of a prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1993 to any purchaser, each prospectus filed pursuant to Rule 424 (b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on December 17, 2007.

MEADE INSTRUMENTS CORP.

By:	/s/ Steven L. Muellner
Steven L. Muellner Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven L. Muellner and Paul E. Ross his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including any post-effective amendments and any registration statements under Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven L. Muellner	Chief Executive Officer, President and Director (principal executive officer)	December 17, 2007
Steven L. Muellner

/s/ Paul E. Ross	Senior Vice President – Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	December 17, 2007
Paul E. Ross

/s/ Harry L. Casari	Director	December 17, 2007
Harry L. Casari

/s/ Paul D. Sonkin	Director	December 17, 2007
Paul D. Sonkin

/s/ Timothy C. McQuay	Director	December 17, 2007
Timothy C. McQuay

/s/ James M. Chadwick	Director	December 17, 2007
James M. Chadwick

/s/ Frederick H. Schneider, Jr.	Director	December 17, 2007
Frederick H. Schneider, Jr.

/s/ Steven G. Murdock	Director	December 17, 2007
Steven G. Murdock

EXHIBIT INDEX

Exhibit	Description	Incorporation Reference
2.1†

Interest Purchase Agreement, dated as of July 15-16, 1999, by and among Bresser Optik GmbH & Co. KG, a German limited partnership, Bresser Optik Geschaftsfuhrung und Verwaltungs GmbH, a German limited liability company, and Rudolf Bresser, an individual, on the one hand, and the Company and Meade Instruments Europe Corp., a California corporation, on the other (excluding Exhibits and Schedules thereto)

(h)
2.2†

Stock Purchase Agreement, dated as of September 14, 2002, by and among Alliant Techsystems, Inc., a Delaware corporation, ATK Commercial Ammunition Company Inc., a Delaware corporation, Meade Instruments Corp., a Delaware corporation, and MTSC Holdings Corp., a California corporation and wholly-owned subsidiary of Meade Instruments Corp. (excluding Exhibits and Schedules thereto)

(p)
2.3†

First Amendment to Stock Purchase Agreement, dated as of October 4, 2002, by and among Alliant Techsystems, Inc., a Delaware corporation, ATK Commercial Ammunition Company Inc., a Delaware corporation, Meade Instruments Corp., a Delaware corporation, and MTSC Holdings Corp., a California corporation and wholly-owned subsidiary of Meade Instruments Corp.

(p)
2.4†

Second Amendment to Stock Purchase Agreement, dated as of October 24, 2002, by and among Alliant Techsystems, Inc., a Delaware corporation, ATK Commercial Ammunition Company Inc., a Delaware corporation, Meade Instruments Corp., a Delaware corporation, and MTSC Holdings Corp., a California corporation and wholly-owned subsidiary of Meade Instruments Corp.

(p)
3.1†	Certificate of Incorporation of the Company, as amended	(c)
3.4†	Certificate of Amendment of Certificate of Incorporation of Meade Instruments Corp.	(k)
3.7†	Amended and Restated Bylaws of the Company, as amended	(u)
3.8†	Amendment to Article III, Section 3.02(a), of the Amended and Restated Bylaws of the Company	(hh)
3.9†	Amendment in Article III, Section 3.02(a), of the Amended and Restated Bylaws of the Company	(rr)
3.10†	Certificate of Amendment of Certificate of Incorporation of Meade Instruments Corp.	(tt)
4.1†	Specimen Stock Certificate	(d)
4.2†	Subscription Agreement, dated as of October 22, 2002, by and among Meade and the Purchasers Named on the Signature Page thereto	(q)
4.3†	Registration Rights Agreement, dated as of October 22, 2002, by and among Meade and Purchasers Named therein	(q)
4.4†	Registration Rights Agreement, dated as of April 18, 2003, by and between Meade Instruments Corp. and John C. Diebel	(s)
4.5†	Registration Rights Agreement dated August 24, 2007 by and among Meade Instruments Corp. and the Investors listed therein.	(xx)
5.1	Form of Opinion of Hewitt & O’Neil LLP regarding the validity of the securities being registered.**
10.7†	Industrial Lease (Single Tenant; Net; Stand-Alone), dated December 20, 1996, between the Company and The Irvine Company	(a)
10.14†+	Employee Stock Ownership Plan (“ESOP”) Trust Agreement, as Amended and Restated as of April 9, 1997, between the Company and Wells Fargo Bank, N.A.	(e)
10.24†	Celtic Master Lease, dated as of February 23, 1995, between the Company and Celtic Leasing Corp.	(b)
10.35†	Form Indemnification Agreement between the Company and each member of the Board of Directors and certain executive officers of the Company	(e)
10.43†	Lease Agreement, dated as of August 16, 1999, as amended, by and among Refugio Geffroy De Flourie, Meade Instruments Mexico, S. De R. L. De C.V. and Meade Instruments Holding Corp.	(j)
10.47†

Amended and Restated Credit Agreement, dated as of October 25, 2002, by and among Bank of America, N.A., as the Lender, and Meade Instruments Corp. and Simmons Outdoor Corporation, as the Borrowers (excluding Exhibits and Schedules thereto)

(p)
10.48†	Subscription Agreement, dated as of October 22, 2002, by and among Meade Instruments Corp. and each of the Purchasers Named on the Signature Page thereof.	(p)
10.51†+	Transition Agreement, by and between Meade Instruments Corp. and John Diebel, dated April 18, 2003	(s)
10.54†	First Amendment to Amended and Restated Credit Agreement dated October 27, 2003	(t)
10.55†

Lease Agreement, dated as of March 26, 1992, between Simmons Outdoor Corporation and Realty Four, and three Addendum Agreements thereto, dated April 1, 1992, June 6, 1995 and November 2, 1999, respectively

(u)
10.56†	Settlement Agreement, effective May 10, 2004, between Meade Instruments Corp. on the one hand, and Celestron Acquisition, LLC and James Feltman, on the other (excluding Exhibits thereto)	(v)
10.57†	Second Amendment to Amended and Restated Credit Agreement, dated July 9, 2004	(w)
10.58†

Asset Purchase Agreement, dated as of October 20, 2004, by and between Coronado Technology Group, L.L.C., an Arizona limited liability company, together with Geraldine Hogan, David Lunt, Jordan Frazier, Andrew G. Lunt, and Nicholas J. Ilka on the one hand, and Meade Instruments Corp., a Delaware corporation and Coronado, Inc., a California corporation, on the other

(x)

Exhibit	Description	Incorporation Reference
10.59†

First Amendment to Asset Purchase Agreement, dated as of December 1, 2004, by and between Coronado Technology Group, L.L.C., an Arizona limited liability company, together with Geraldine Hogan, David Lunt, Jordan Frazier, Andrew G. Lunt, and Nicholas J. Ilka on the one hand, and Meade Instruments Corp., a Delaware corporation and Coronado, Inc., a California corporation and wholly-owned subsidiary of Meade that subsequently changed its name to Coronado Instruments, Inc., a California corporation, on the other (excluding Schedules and Exhibits)

(y)
10.60†

Third Amendment to Amended and Restated Credit Agreement, dated December 15, 2004, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(z)
10.61†	Meade Instruments Corp. Employee Stock Ownership Plan, As Amended and Restated Effective as of January 1, 1999, as amended	(pp)
10.62†+	Meade Instruments Corp. Employee Stock Ownership Plan Loan and Pledge Agreement, between the ESOP and the Company, as amended	(pp)
10.63†+	Meade Instruments Corp. 1997 Stock Incentive Plan, as amended.	(pp)
10.64†+	Form Employment Agreement between the Company and executive officers of the Company	(pp)
10.65†+	Form Non-Qualified Stock Option Agreement between the Company and recipients of non-qualified options granted pursuant to the Meade Instruments 1997 Stock Incentive Plan, as amended	(pp)
10.66†+

Form Non-Qualified Stock Option Agreement between the Company and non-employee directors of the Company receiving options granted pursuant to Section 8 of the Meade Instruments 1997 Stock Incentive Plan, as amended

(pp)
10.67†+	Form Restricted Stock Agreement by and between the Company and recipients of restricted shares of the Company’s Common Stock granted pursuant to the Company’s 1997 Stock Incentive Plan, as amended	(pp)
10.68†+

Fourth Amendment to Amended and Restated Credit Agreement, dated May 27, 2005, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(aa)
10.69†

Fifth Amendment to Amended and Restated Credit Agreement, dated October 12, 2005, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(cc)
10.70†	Seasonal Loan Agreement, dated July 15 and 26, 2005, between Meade Instruments Europe GmbH & Co. KG and VR Bank Westmuensterland KG	(dd)
10.71†	Long Term Loan Agreement, dated August 5, 2005, between Meade Instruments Europe GmbH & Co. KG, the Owner, and VR Bank Westmuensterland KG, the Creditor	(dd)
10.72†+	Offer of Employment for the position of Chief Executive Officer and President, dated April 28, 2006, for Mr. Steven L. Muellner by Meade Instruments Corporation	(ff)
10.73†+	Non-Qualified Stock Option Agreement between Meade Instruments Corp. and Steven L. Muellner, granting 500,000 stock options, pursuant to the Meade Instruments 1997 Stock Incentive Plan, as amended	(gg)
10.74†+

Non-Qualified Stock Option Agreement between Meade Instruments Corp. and Steven L. Muellner, granting 200,000 stock options, subject to stockholder approval at the Company’s 2006 Annual meeting of Stockholders

(gg)
10.75†+	Executive Severance Agreement, dated May 8, 2006, as entered into by and between Steven G. Murdock and Meade Instruments Corp., a Delaware corporation	(hh)
10.76†+	Registration Rights Agreement, dated May 16, 2006, and entered into by and between Meade Instruments Corp., a Delaware corporation and Steven Murdock	(hh)
10.77†+

Settlement Agreement, dated June 13, 2006, and entered into by and among, on the one hand, Hummingbird Value Fund, L.P., Hummingbird Management, LLC, Hummingbird Microcap Value Fund, L.P., Hummingbird Capital, LCC, Hummingbird Concentrated Fund, L.P., Summit Street Value Fund, L.P., Summit Street Management, LLC, Summit Street Capital, LLC, Monarch Activist Partners L.P., Chadwick Capital Management, LLC, Sohail Malad, Arthur T. Williams, III, Jennifer A. Wallace, Paul D. Sonkin, and James Chadwick (the Investor Group) and on the other hand, Meade Instruments Corp

(ii)
10.78†

Sixth Amendment to Amended and Restated Credit Agreement, dated June 13, 2006, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(ii)
10.79†

Seventh Amendment to Amended and Restated Credit Agreement, dated July 31, 2006, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(jj)
10.80†+	Employment Agreement, dated August 16, 2006, by and between Meade Instruments Corp. and Donald W. Finkle	(kk)

Exhibit	Description	Incorporation Reference
10.81†

Eighth Amendment to Amended and Restated Credit Agreement, dated September 29, 2006, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(ll)
10.82†+	Performance Share Award Agreement, dated October 18, 2006, by and between Meade Instruments Corp. and Steven L. Muellner	(mm)
10.83†

Ninth Amendment to Amended and Restated Credit Agreement, dated October 31, 2006, and entered into by and among Bank of America, N.A. and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(nn)
10.84†+	Buyer’s Agency Agreement, dated as of November 2, 2006, by and between Meade Instruments Corp., a Delaware corporation, and Three Sixty Sourcing Ltd., a Hong Kong corporation	(oo)
10.85†

Tenth Amendment to Amended and Restated Credit Agreement, by and among Bank of America, N.A., as lender, and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(qq)
10.86†	First Amendment to The Irvine Company Lease, dated December 20, 2006, by and between Meade Instruments Corp., a Delaware corporation, and the Irvine Company, a Delaware limited liability company	(ss)
10.87†+	Offer of Employment for the position of Chief Financial Officer, dated January 20, 2007, for Paul Ross by Meade Instruments Corp., a Delaware corporation	(uu)
10.88†	Executive Severance Agreement, dated as of February 28, 2007, by and between Meade Instruments Corp., a Delaware corporation, and Brent W. Christensen	(vv)
10.89†	Executive Severance Agreement, dated as of February 28, 2007, by and between Meade Instruments Corp., a Delaware corporation, and Mark D. Peterson	(vv)
10.90†	Executive Severance Agreement, dated as of February 28, 2007, by and between Meade Instruments Corp., a Delaware corporation, and Robert L. Davis	(vv)
10.91†

Eleventh Amendment to Amended and Restated Credit Agreement, by and among Bank of America, N.A., as lender, and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation

(ww)
10.92†+	Restricted Stock Award Agreement, dated June 1, 2007, by and between Meade Instruments Corp. and Steven L. Muellner.	(xx)
10.93†

Loan Agreement, dated July 11, 2007, by and between Meade Instruments Europe GmbH & Co. KG, a wholly-owned subsidiary of Meade Instruments Corp. and VR-Bank Westmunsterland eG (translated from original German version).

(yy)
10.94†+

Form Executive Officer Employment Agreement, entered into as of July 13, 2007, by and between Meade Instruments Corp. and the following executive officers of the Company: Steven L. Muellner, President and Chief Executive Officer; Paul E. Ross, Senior Vice President – Finance and Chief Financial Officer; Robert L. Davis, Senior Vice President – Sales; and Donald W. Finkle, Senior Vice President – Operations.

(yy)
10.95†+

Form Performance Share Award Agreement, entered into as of July 13, 2007, by and between Meade Instruments Corp. and the following executive officers of the Company: Steven L. Muellner, President and Chief Executive Officer; Paul E. Ross, Senior Vice President – Finance and Chief Financial Officer; Robert L. Davis, Senior Vice President – Sales; and Donald W. Finkle, Senior Vice President – Operations.

(yy)
10.96†	Purchase Agreement dated August 24, 2007 by and among Meade Instruments Corp. and the Investors listed therein.	(zz)
10.97†

Limited Waiver Agreement dated October 11, 2007, by and among Bank of America, N.A., as lender, and Meade Instruments Corp., a Delaware corporation, Simmons Outdoor Corp., a Delaware corporation, and Coronado Instruments, Inc., a California corporation.

(aaa)
10.100†	Amendment to Limited Waiver Agreement dated as of November 9, 2007 by and among Bank of America, N.A., Meade Instruments Corp., Simmons Outdoor Corp. and Coronado Instruments, Inc.	(bbb)
10.101†

Twelfth Amendment to Amended and Restated Credit Agreement dated as of November 16, 2007 by and among Bank of America, N.A., Meade Instruments Corp., Simmons Outdoor Corp. and Coronado Instruments, Inc.

(ccc)
16.1†	Dismissal of PricewaterhouseCoopers as certifying accountant	(ee)
21.1†	Subsidiaries of the Registrant	(ddd)
23.1	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP**
23.2	Consent of Independent Registered Public Accounting Firm—Moss Adams LLP**
23.3	Consent of Hewitt & O’Neil LLP (included in Exhibit 5.1)**
24.1	Power of Attorney (included in signature page)**

**	Filed herewith.
***	Previously Filed.

†	Previously filed with the Securities Exchange Commission as set forth in the following table:
+	Management contract or compensatory plan or arrangement.
*	Certain portions of this exhibit have been omitted pursuant to a confidential treatment request filed separately with the Securities and Exchange Commission
(a)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-21123), as filed with the Securities and Exchange Commission on February 4, 1997.
(b)

Incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-21123), as filed with the Securities and Exchange Commission on February 27, 1997.

(c)	Incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-21123), as filed with the Securities and Exchange Commission on March 13, 1997.
(d)	Incorporated by reference to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-21123), as filed with the Securities and Exchange Commission on March 25, 1997.
(e)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 28, 1998, as filed with the Securities and Exchange Commission on May 29, 1998.
(f)

Incorporated by reference to the Company’s Registration Statement on Form S-8 relating to the Company’s Employee Stock Ownership Plan, as filed with the Securities and Exchange Commission on April 16, 1999.

(g)	Incorporated by reference to the Company’s 1999 Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 8, 1999.

(h)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 15, 1999.
(i)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended November 30, 1999, as filed with the Securities and Exchange Commission on January 14, 2000.
(j)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 29, 2000, as filed with the Securities and Exchange Commission on May 29, 2000.
(k)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended May 31, 2000, as filed with the Securities and Exchange Commission on July 17, 2000.
(l)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 29, 2001, as filed with the Securities and Exchange Commission on May 29, 2001.
(m)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended August 31, 2001, as filed with the Securities and Exchange Commission on October 15, 2001.
(n)

Incorporated by reference to the Company’s Registration Statement on Form S-8 (Registration No. 333-86818), relating to the Company’s Stock Incentive Plan, as amended, as filed with the Securities and Exchange Commission on April 24, 2002.

(o)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 28, 2002, as filed with the Securities and Exchange Commission on May 29, 2002.
(p)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 7, 2002.
(q)	Incorporated by reference to the Company’s Registration Statement on Form S-3 (Registration No. 333-101404), as filed with the Securities and Exchange Commission on November 22, 2002.
(r)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended November 30, 2002, as filed with the Securities and Exchange Commission on January 14, 2003.
(s)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 22, 2003.
(t)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended November 30, 2003, as filed with the Securities and Exchange Commission on January 14, 2004.
(u)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 29, 2004, as filed with the Securities and Exchange Commission on June 1, 2004.
(v)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 12, 2004.
(w)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended May 31, 2004, as filed with the Securities and Exchange Commission on July 15, 2004.
(x)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 21, 2004.
(y)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 6, 2004.
(z)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2004.
(aa)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 31, 2005.
(bb)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 28, 2003, as filed with the Securities and Exchange Commission on May 29, 2003.
(cc)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 17, 2005.

(dd)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 30, 2005.

(ee)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 2, 2006.
(ff)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 4, 2006.
(gg)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 11, 2006.
(hh)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 18, 2006.
(ii)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 15, 2006.
(jj)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 1, 2006.

(kk)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 18, 2006.
(ll)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 2, 2006.
(mm)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 19, 2006.
(nn)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 31, 2006.
(oo)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2006.
(pp)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 28, 2005, as filed with the Securities and Exchange Commission on May 31, 2005.
(qq)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 1, 2006.
(rr)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 15, 2006.
(ss)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2006.
(tt)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 6, 2007.
(uu)	Incorporated by reference to Exhibit 10.85 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 20, 2007.
(vv)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 6, 2007.
(ww)	Incorporated by reference to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on June 1, 2007.

(xx)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2007.
(yy)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 17, 2007.
(zz)	Incorporated by reference to Exhibit 10.99 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 29, 2007.

(aaa)	Incorporated by reference to Exhibit 10.93 of the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on October 15, 2007.
(bbb)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 13, 2007.
(ccc)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 21, 2007.
(ddd)	Incorporated by reference to the Company’s Registration Statement on Form S-1, File No. 333-146254, as filed with the Securities and Exchange Commission on September 21, 2007.